

FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68277

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Height Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 New York Avenue NW, Suite 700
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Self	404-410-7962	jself@heightllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jonathan Self_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Height Securities, LLC_ , as of _December 31_ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_5/11/2026_

Dalia Griggs

DALIA GRIGGS
NOTARY
Commission Expires
10/22/2028
ALABAMA STATE AT LARGE
PUBLIC

Signature: _[signature]_

Title: CFO

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEIGHT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HEIGHT SECURITIES, LLC

CONTENTS



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Height Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Height Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

May 11, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

HEIGHT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

ASSETS		
Cash	$	477,519
Restricted cash		500,000
Accounts receivable, net of allowance for credit losses of $238,000		389,874
Due from clearing broker		367
Securities owned		2,635
Prepaid expenses		32,434
Deposit with clearing broker		250,071
Due from related party		837,971
Due from member		23,457
Other receivable		37,890
Right of use asset		710,960
TOTAL ASSETS		$3,263,178

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	332,927
Commissions payable		209,700
Lease liability		820,205
TOTAL LIABILITIES		1,362,832

MEMBER'S EQUITY		
Member's equity		1,900,346
TOTAL LIABILITIES AND MEMBER'S EQUITY		$3,263,178

See notes to Statement of Financial Condition.

HEIGHT SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2025

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Height Securities, LLC (the Company), a wholly owned subsidiary of Height Capital, LLC (the Member), was organized in the state of Delaware in May of 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April of 2010. The Company does not maintain custody of client accounts or hold securities. As a limited liability company, the Member's liability is limited to its investment.

Cash
The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

Securities Owned
Securities owned consist of common stock at December 31, 2025. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying statement of operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash
The Company maintains certain cash balances that are subject to restrictions under the terms of loan agreements entered into by the Company's Member. The Company has granted the lender of the Member a security interest in a designated deposit account maintained by the Company as a result of such agreements. The lender has the right, upon the occurrence of an event of default, to apply funds held in the pledged account toward the outstanding indebtedness of the Member. Additionally, the Company is restricted from transferring or otherwise disposing of funds within the account without the consent of the lender. As a result of these restrictions, cash held in the pledged deposit account is not readily available for general purposes and has been classified as restricted cash in the accompanying statement of financial condition.

Accounts Receivable
Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The carrying amount of accounts receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions in determining the allowance for credit losses. Based on the Company's review, an allowance for credit losses has been established in the amount of $238,000 at December 31, 2025.

NOTE B - INCOME TAXES

The Company is a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. As a result, the tax consequences of the Company's operations all pass through to the Member. Accordingly, no provision for federal or state income taxes has been made in the Company's financial statements.

The Company has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2025, which required disclosure or recognition.

NOTE C - CLEARING AGREEMENTS

The Company has a fully disclosed clearing agreement with Pershing, LLC to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with Pershing, LLC. The Company also has a fully disclosed clearing agreement with Goldman Sachs Execution & Clearing, LP. The clearing agreement with Goldman Sachs Execution & Clearing, L.P. was not utilized during the year ended December 31, 2025.The due from clearing firm at December 31, 2025 consist of funds on deposit with Pershing, LLC in various accounts.

NOTE D - RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Height Capital, LLC, who also owns Height Analytics, LLC, and Height Consulting, LLC.

The Company, Height Analytics, LLC and Height Capital, LLC have an expense sharing agreement for personnel services, technology, and other administrative costs. Amounts paid by Height Analytics, LLC that benefit the Company and Height Capital, LLC are allocated to each company in proportion to an expense allocation based on certain annually defined parameters, including, but not limited to, time spent as well as estimated usage.

The Company subleases office space from Height Analytics, LLC pursuant to a sublease agreement in place between the two entities. The amount paid by the Company to Height Analytics, LLC is based upon the extent of space occupied by the Company relative to Height Analytics, LLC.

The Company has a research distribution agreement with Height Analytics, LLC whereby Height Analytics, LLC grants a license to the Company to use investment research produced by Height Analytics, LLC in exchange for a monthly fee.

Height Analytics, LLC at times pays for certain compensation expenses attributable to the Company for which Height Analytics, LLC seeks reimbursement.

Separately, the Company at times pays for certain operating expenses on behalf of Height Analytics, LLC, and Height Analytics, LLC at times pays for operating expenses on behalf of the Company for which reimbursement is sought by each entity. The Company additionally informally extends loans to Height Analytics, LLC that are non-interest bearing and have no maturity date. The balance due from

NOTE D - RELATED PARTY TRANSACTIONS (continued)

related party as of December 31, 2025, in the amount of $837,971 arises from expenses paid by the Company on behalf of Height Analytics, LLC as well as loans informally extended by the Company to Height Analytics, LLC.

The Company at times pays operating expenses for the benefit of its Member for which reimbursement is subsequently requested. The balance due from Member as of December 31, 2025 in the amount of $23,457 arises from such payments made by the Company that have yet to be reimbursed by the Member.

As is stated at Note E, the Company is a guarantor of certain loans of which the Company's Member is the sole borrower. The Company additionally maintains certain cash balances that are subject to restrictions under the terms of such loan agreements entered into by the Company's Member.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

NOTE E – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2025.

The Company, Height Analytics, LLC, Height Consulting, LLC, and an owner of the Company's Member have each executed guarantees of certain loans of which the Company's Member is the sole borrower. Accordingly, the Company may be required to perform under its guarantees in the event of nonpayment by the Member, subject to the terms of the applicable loan and guarantee agreements. The guarantees are not limited in amount, however the aggregate remaining balance of guaranteed loans of the Member as of December 31, 2025, is approximately $1,741,462.

The loans are fully collateralized in part by personal assets pledged by an owner of the Company's Member as of December 31, 2025. Notwithstanding the existence of such collateral, the Company's guarantees represent a contingent obligation. The Company has evaluated the likelihood that the Company will be required to perform under its guarantees in accordance with applicable accounting guidance and has determined that a liability is unnecessary to be recorded by the Company as of December 31, 2025.

NOTE F - OFFICE LEASE

The Company subleases office space from a sister company under a non-cancelable operating lease expiring in 2032. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of lease incentives received.

NOTE F - OFFICE LEASE (continued)

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31,

2026	124,232	
2027	128,892	
2028	133,724	
2029	138,740	
2030	143,941	
2031	149,339	
2032	102,018	
Total undiscounted lease payments		$920,886
Less imputed interest		(100,680)
Total lease liability		820,206

The Company's office space sublease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $78,325, which was $21,675 deficient of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 8.32 to 1. Management believes the Company became compliant with its net capital requirement on April 8, 2026, upon the Company's receipt of a success fee in the amount of approximately $3,000,000.

NOTE H - CONCENTRATIONS

During 2025, approximately 99% of accounts receivable at December 31, 2025 is due from four customers.

NOTE I - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

NOTE I - FAIR VALUE MEASUREMENTS (continued)

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's assets and related fair value hierarchy as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Common Stock	$2,635	$ -	$ -	$2,635

NOTE J – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including transactional brokerage services, research services and investment banking services. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note G), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE K – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued.

NOTE L – NET LOSS

The Company incurred a loss during the year ended December 31, 2025. The Company's stockholder has represented that it intends to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the independent registered public accounting firm's report.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern